SIMPSON THACHER & BARTLETT LLP

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DIRECT DIAL NUMBER (212) 455-2202	E-MAIL ADDRESS LPENG@STBLAW.COM

November 21, 2014

VIA COURIER AND EDGAR

Re:	Patriot National, Inc.
Draft Registration Statement on Form S-1
Submitted October 10, 2014
CIK No. 0001619917

Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Patriot National, Inc. (the “Company”), we hereby confidentially submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the above-referenced draft Registration Statement, marked to show changes from the draft Registration Statement submitted on October 10, 2014. The Company has revised the Registration Statement in response to the Staff’s comments, to include updated financial information and to reflect certain other changes.

In addition, we are providing the following responses to the Staff’s comment letter dated November 7, 2014 relating to the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	November 21, 2014

General

1.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

The Company advises the Staff that it has submitted Exhibits 10.1 to 10.9 and 21.1 with Amendment No. 1. The Company will submit or file all remaining exhibits as promptly as practicable in one or more subsequent pre-effective amendments to the Registration Statement. A request for confidential treatment for portions of Exhibits 10.1 to 10.5 to Amendment No. 1 has been submitted separately to the Office of the Secretary of the Commission.

2.	If you will use any graphic, visual or photographic information in the printed prospectus, please provide us a proof of each such item for our review prior to its use. Please note that we may have comments regarding this material.

The Company advises the Staff that it will file all graphic, visual or photographic information that it intends to use in the printed prospectus in a subsequent pre-effective amendment. The Company acknowledges that the Staff may have comments regarding such material.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company confirms that no written communications have been presented by the Company, or anyone authorized to do so on its behalf, to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), whether or not investors retain copies of the communications. The Company will supplementally provide to the Staff any such communications in the event they are used prior to the consummation of the offering.

4.	Please disclose the approximate number of holders of common equity as of the latest practicable date. See Item 201(b) of Regulation S-K.

In response to the Staff’s comment, the Company has added disclosure to page 130 of Amendment No. 1 disclosing the approximate number of holders of common equity as of September 30, 2014.

Market and Industry Data, page ii

5.	Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statement on page ii that neither you nor your underwriters have independently verified certain information in your registration statement could imply that you are not taking liability for this information. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete this statement or include a statement specifically accepting liability for information that appears in your registration statement relating to market and industry data.

Securities and Exchange Commission	November 21, 2014

In response to the Staff’s comment, the Company has revised the disclosure on page ii of Amendment No. 1 to delete the statement that neither the Company nor the underwriters have independently verified certain information in the Registration Statement.

Summary Historical and Pro Forma Combined Financial Data, page 14

6.	Please tell us why you intend to provide pro forma information for the twelve months ended June 30, 2014. Reference for us any authoritative literature you rely upon to support your intended presentation.

The Company acknowledges the Staff’s comment and has considered the guidance included within Rule 11-02(c)(4) of Regulation S-X. The Company advises the Staff that it believes that the Acquisitions were unusual events that had a significant effect on the normal operations of the Company during the nine months ended September 30, 2014. In addition, the Company experienced other events during the period that had an effect on its normal operations, including the addition of new carrier customers such as Scottsdale Insurance Company and the entry into a new agreement to provide brokerage and policyholder services to Guarantee Insurance Company.

Accordingly, the Company believes that the pro forma results of operations for the twelve months ended September 30, 2014 are more representative of its normal operations and would further assist investors in analyzing the Company. In particular, the Company believes that the most recent twelve-month period, and the ability to compare the pro forma results of operations for such period to the pro forma results of operations for the year ended December 31, 2013, provide useful information to investors regarding the Company’s recent financial performance and underlying trends. Accordingly, the Company believes that investors would find the inclusion of the pro forma statement of operations for the twelve months ended September 30, 2014 useful for their consideration of the Company’s initial public offering.

Unaudited Pro Forma Financial Information, page 48

General

7.	Please tell us why it is appropriate to present financial statements of the insurance services business (i.e., carve-out financial statements) and reference for us the authoritative literature you relied upon to support your position. Explain why it is not appropriate to include the historical information of Guarantee Insurance Group and present pro forma financial information that removes the assets and liabilities retained by Guarantee Insurance Group for that latest balance sheet and removes the revenues and expenses retained by Guarantee Insurance Group for the latest fiscal year and interim period. In your response, please tell us your consideration of the following facts and how they impacted your assessment to present carve-out financial statements:

•	Your Chairman, President and Chief Executive Officer will be the same as Guarantee Insurance Group.

•	You operate out of facilities that are currently leased from Guarantee Insurance Group. Please tell us whether Guarantee Insurance Group is also using the same facilities concurrently.

Securities and Exchange Commission	November 21, 2014

The Company advises the Staff that it believes that (i) it is appropriate to present financial statements of the insurance services business and (ii) it is not appropriate to include the historical financial information of Guarantee Insurance Group (“GIG”) in the Company’s historical financial statements and present pro forma financial information that removes the assets and liabilities retained by GIG for the latest balance sheet and removes the revenues and expenses retained by GIG for the latest fiscal year and interim periods.

The Company advises the Staff that none of the entities that were combined with the Company in the Reorganization on November 27, 2013, were ever subsidiaries of GIG and all were operated by Steven M. Mariano independently from GIG and its subsidiaries. Upon the completion of the Company’s initial public offering, GIG, in which Mr. Mariano will retain a majority interest, will be operated independently from the Company by a board of directors and an executive management team that will not include Mr. Mariano, as further described below. The only part of the Company’s business and assets acquired from GIG are the contracts and other assets acquired and liabilities assumed in the GUI Acquisition and the related revenues and expenses, representing approximately 1.8%, 0.9%, 13.8% and 16.5%, respectively, of the assets, liabilities, revenues and expenses of GIG.

For the pro forma financial information included in the initial draft Registration Statement as of and for the six months ended June 30, 2014 and the year ended December 31, 2013, the Company included abbreviated financial information reflecting the acquisition of the contracts and other assets acquired and liabilities assumed in the GUI Acquisition and the related revenues and expenses. As disclosed in footnote 12 to the Company’s combined financial statements as of and for the year ended December 31, 2013, the GUI Acquisition occurred on August 6, 2014 and was an acquisition of entities under common control since Guarantee Underwriters, Inc. (“GUI”) is a wholly owned subsidiary of GIG, which is under common control with the Company. The abbreviated financial information was presented pursuant to Section 2065.1 of the Financial Reporting Manual, which indicates that abbreviated financial information is appropriate when substantially less than all of an entity is acquired.

Because Amendment No. 1 has been updated to include the combined financial statements as of and for the nine-months ended September, 30 2014, the Company is reissuing all of its historical financial statements to retroactively reflect the assets and liabilities, revenues and expenses and cash flows associated with the GUI contracts and certain other assets acquired and liabilities assumed from GUI.

In addition, the pro forma financial statements have been updated to September 30, 2014 and have been revised from the June 30, 2014 pro forma statements to remove the GUI Acquisition column of the September 30, 2014 pro forma balance sheet because the GUI assets acquired and liabilities assumed are now reflected in the historical Company column.

Securities and Exchange Commission	November 21, 2014

With respect to the first bullet point of the Staff’s comment, the Company advises the Staff that Mr. Mariano will resign his position as Chairman of the Board and President and Chief Executive Officer of GIG prior to the closing of the Company’s initial public offering. Additionally, with respect to the second bullet point of the Staff’s comment the Company advises the Staff that the Company is in the process of obtaining a new lease directly with the landlord of the facilities it currently leases from Guarantee Insurance. The Company expects to enter into such lease agreement prior to effectiveness of the Registration Statement and, and after entering into such lease agreement, the Company will update the disclosure to remove the reference to the sublease with Guarantee Insurance in a subsequent pre-effective amendment to the Registration Statement.

Pursuant to Section 2065.2 of the Financial Reporting Manual, the Company believes that including the historical financial information of GIG in the Company’s historical financial information and presenting pro forma financial information that removes GIG assets, liabilities, revenues and expenses would not be informative to investors. Indeed, the Company believes that doing so would likely be misleading to investors, as GIG is an insurance holding company that bears underwriting risk. Including the consolidated financial position and results of operations of GIG, pursuant to Accounting Standards Codification (“ASC”) 944, Financial Services—Insurance, in the Company’s financial information would have a material effect on the presentation of the financial statements, which the Company believes would likely lead to a misunderstanding of the Company’s business.

Consequently, the Company believes that it has appropriately presented the Company as a combination of entities under common control, including the assets acquired and liabilities assumed from GUI and their related revenues and expenses. It would therefore not be appropriate to include the financial information of GIG in the Company’s historical financial information and then present pro forma financial information that removes such financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 53

8.	Please tell us why you appear to intend to provide a statement of operations for the six months ended June 30, 2013. Reference for us any authoritative literature you rely upon to support your intended presentation.

The Company advises the Staff that it believes the presentation of a statement of operations for the nine months ended September 30, 2013 is consistent with and permitted by Rule 11-02(c)(2)(i) of Regulation S-X, which provides that “a pro forma condensed statement of income may be filed for the corresponding interim period of the preceding fiscal year.” The Company has included a pro forma statement of operations for the nine months ended September 30, 2013 in Amendment No. 1 in part because such information is useful in the calculation of the pro forma information for the twelve months ended September 30, 2014 discussed in Comment 6 above. Consequently, it believes the inclusion is appropriate.

Securities and Exchange Commission	November 21, 2014

Note 1. GUI Acquisition, page 55

9.	Please revise your table of total consideration to remove the assumption of capital lease obligations from GUI as this does not appear to be consideration transferred to the former owners of GUI as stipulated in ASC 805-30-30-7. In addition, revise your table presenting the deemed dividend to reflect these capital lease obligations as a component of the assets acquired and liabilities assumed from GUI. Otherwise, tell us how your presentation is appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 58, F-27, F-28 and F-46 of Amendment No. 1 to remove the assumption of capital lease obligations from GUI and reflect these capital lease obligations as a component of the assets acquired and liabilities assumed from GUI.

Note 2. Patriot Care Management Acquisition, page 56

10.	Please disclose how you determined the estimated fair value of the MCMC preferred equity and the authoritative guidance used to determine the methodology used.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-31 and F-50 of Amendment No. 1 to disclose how it determined the estimated fair value of the MCMC preferred equity and the authoritative guidance used to determine the methodology used.

The Company advises the Staff that it has relied on ASC 820—Fair Value Measurements and Disclosures, Section 820-10-35-2, to determine the methodology used to determine the estimated fair value of the approximately 14.3 million Series C preferred membership units of MCMC Holdings, LLC (the “MCMC Units”) redeemed by the Company pursuant to the acquisition of MCRS Holdings, Inc. (“MCRS”). ASC 820-10-35-2 defines fair value as the price that would be received to sell an asset in an orderly transactions between market participants at the measurement date. The Company had previously estimated the fair value of the MCMC Units to be $14.0 million and has revised its estimate to $21.6 million.

As indicated in the revised disclosure on pages F-31 and F-50 of Amendment No. 1, the fair value of the approximately MCMC Units redeemed by the Company pursuant to the acquisition of MCRS was determined by the Company to be the sum of (1) the fair value of MCMC Holdings, LLC pursuant to a stock purchase agreement entered into between MCMC Holdings, LLC and a third party acquirer on October 21, 2014, multiplied by the percentage of MCMC Holdings, LLC represented by the MCMC Units redeemed by the Company and (2) the total purchase price for MCRS of approximately $75.9 million multiplied by the same percentage of MCMC Holdings, LLC represented by the MCMC Units redeemed by the Company.

Because the sale of MCMC Holdings, LLC to a third party acquirer is currently pending and is an arms-length transaction with an unrelated third party for 100% of outstanding membership units of MCMC Holdings, LLC for cash consideration, the Company deemed the above method of assessing the fair value of the MCMC Units as reasonable under the circumstances.

Securities and Exchange Commission	November 21, 2014

11.	As the $14 million consideration transferred to acquire SPV2 appears to be greater than 20% of your total assets at December 31, 2013, please include the audited financial statements of SPV2 as required by Item 3-05 of Regulation S-X. Otherwise, please tell us why these financial statements are not required.

The Company advises the Staff that Six Point Ventures 2, Inc. (“SPV2”) was acquired by the Company on August 6, 2014, and the Company deemed the acquisition to be an asset acquisition rather than the acquisition of a business. Because SPV2 and the Company are under common control, the asset was recorded at its historical cost basis as of the transaction date.

In determining whether the acquisition of SPV2 should be treated as an acquisition of a business, the Company considered the guidance in Rule 11-01(d) of Regulation S-X, which indicates that the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. Among the facts and circumstances the Company considered were the following: (1) whether SPV2 had any revenue-producing activity or other operations or (2) whether SPV2 had any of the following attributes: (i) physical facilities, (ii) employee base, (iii) market distribution system, (iv) sales force, (v) customer base, (vi) operating rights, (vii) production techniques or (viii) trade names.

Because SPV2’s sole asset was its investment in MCMC Holdings LLC, which had a carrying value of $7.7 million and represented a less than 10% equity interest in MCMC Holding LLC, and SPV2 had no other assets and no employees, liabilities or revenue-producing or other operating activity, the Company believes that the acquisition of SPV2 does not constitute the acquisition of a business and, accordingly, that separate financial statements of SPV2 are not required under Rule 3-05(a)(2) of Regulation S-X.

12.	Please revise your disclosure to remove all references to the purchase method of accounting throughout your filing and indicate that you apply the acquisition method as required by ASC 805-10-05-04. In addition, please revise your disclosure to remove all references to “the purchase price allocation.” Under ASC 805-20-30-1, assets acquired and liabilities assumed are generally recorded at their fair values. The determination of a purchase price and its allocation to the identified net assets acquired was a construct of the purchase method under SFAS 141.

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1 to remove all references (other than a historical reference on page F-15 of Amendment No. 1 relating to a 2011 acquisition by one of the Company’s subsidiaries) to the purchase method of accounting and indicate that it applies the acquisition method, and to remove all references to “the purchase price allocation.”

Note 3. Pro Forma Adjustments, page 58

13.	Please tell us why many of the adjustments in this footnote do not agree with the amounts disclosed in Note 1 for the GUI Acquisition and Note 2 for the Patriot Care Management

Securities and Exchange Commission	November 21, 2014

Acquisition. For example, the sum of pro forma adjustments 2 and 4 equals $11,751,000 not the $11,439,000 as disclosed in Note 1 and the $49,296,000 deemed dividend on the unaudited pro forma condensed combined balance sheet does not equal the $49,150,000 amount disclosed in Note 1.

The Company advises the Staff that the pro forma adjustments for certain assets acquired and liabilities assumed in connection with the GUI Acquisition are as of the pro forma balance sheet date (June 30, 2014). The footnote disclosure covering the GUI Acquisition reflects amounts as of the acquisition date (August 6, 2014). Assets acquired are principally comprised of fixed assets and other assets that changed between the two dates due to asset acquisitions and depreciation. Likewise, liabilities assumed are comprised of a capital lease obligation, including accrued interest thereon, which changed between the two dates due to principal payments and accrued interest on the capital lease obligation. With respect to the Patriot Care Management Acquisition, the differences between pro forma adjustment amounts and amounts presented in the footnote disclosure are also due to similar changes between the balance sheet date and the acquisition date.

14.	Please tell why the fair value of the intangible assets you identify in the MCRS Holdings, Inc. acquisition and the associated goodwill from this transaction, as evidenced by pro forma adjustment 17, are considerably less than the amounts previously reflected on its balance sheet. In your response, tell us whether you determined a zero or minimum fair value for any of the individual intangible assets reflected on the MCRS Holdings balance sheet, and if so, why. Also, tell us why your determination of lower fair values for intangible assets and goodwill is not indicative of impairment issues in the historical financial statements of MCRS Holdings.

The Company advises the Staff that, in accordance with ASC 350, Intangibles—Goodwill and Other, the following intangible assets were considered and evaluated in connection with the acquisition of MCRS on August 6, 2014:

•	Marketing-related intangible assets, which are primarily used in the marketing or promotion of products or services and include such items as trademarks, trade names, service marks, internet domain names and non-compete agreements;

•	Trademarks, trade names, service marks and internet domain names had no value upon the Company’s acquisition, as these were solely used internally by MCRS and the entity’s name was changed to Patriot Care Holdings, Inc.;

•	MCRS did not have any non-compete agreements because existing agreements were terminated in connection with the acquisition, as described below;

•	Customer-related intangible assets, which relate to existing customer relationships and include such items as customer relationships, customer contracts and non-contractual customer relationships;

•	The acquired existing servicing contracts of MCRS were the sole income generating asset;

Securities and Exchange Commission	November 21, 2014

•	Artistic intangible assets, which arise from contractual rights or legal rights, such as those provided by copyright;

•	MCRS did not have any artistic-related intangible assets;

•	Technology-based intangible assets, which related to innovations or technological advances and include patented and unpatented technology, computer software and data bases;

•	MCRS did not have any technology-based intangibles assets;

As a result of this review, the Company determined that the sole identifiable intangible assets held by MCRS at August 6, 2014 were comprised of customer contracts, non-compete agreements and deferred financing costs.

The non-compete agreements to which MCRS was previously a party were with GIG and Mr. Mariano. These non-compete agreements were terminated upon the Company’s acquisition and, accordingly, were determined to have no value. Additionally, deferred financing costs previously recorded by MCRS were determined to have no value.

The Company advises the Staff that it considers the fair value of customer contracts, the sole intangible asset identified in the acquisition of MCRS, and the fair value of the associated goodwill from this transaction to be considerably less than the amounts previously reflected on the balance sheet of MCRS. This is because MCRS had intended to focus its growth on its customer relationship with Guarantee Insurance Company (“GIC”), and had taken this projected growth into account in its determination of the fair value of its contracts with GIC. As described in Amendment No. 1, the Company’s growth strategy is focused on establishing and expanding relationships with other insurance carrier clients, and the Company therefore expects the future income from the existing customer contracts of MCRS to be lower than what MCRS had previously projected.

The lower expected income to be derived from the Company’s future operations in respect of the MCRS customer contracts, together with the fact that certain identifiable intangible assets, as described above, were given no value by the Company, resulted in the fair value of the customer contracts and associated goodwill from this transaction being considerably less than the amounts previously reflected on the balance sheet of MCRS.

The Company advises the Staff that pursuant to ASC 350, Intangibles—Goodwill and Other, Sections 350-20-35 and 350-30-35, MCRS tested the recoverability of its intangible assets annually or sooner if events or changes in circumstances indicate that the carrying amount may not exceed fair value. The Company believes that the decrease in fair value of the customer contracts and associated goodwill from this transaction is not indicative of impairment issues in the historical financial statements of MCRS.

15.	Please revise your 2013 and interim 2014 pro forma financial statements to reflect changes to depreciation and amortization associated with the pro forma adjustment 17. Otherwise, please tell us why such an adjustment is not warranted.

Securities and Exchange Commission	November 21, 2014

In response to the Staff’s comment, the Company has revised the disclosure on pages 55 to 57 of Amendment No. 1 to reflect changes to depreciation and amortization associated with the former pro forma adjustment 17.

16.	Please tell us why it is appropriate to reflect pro forma adjustment 29 in your pro forma financial statements. Please tell us how the July 31, 2013 contribution of CompPartners, Inc. to MCMC is directly attributable to either the GUI acquisition, the Patriot Care Management acquisition or your proposed offering as required by Item 11-02(b)(6) of Regulation S-X.

The Company advises the Staff that, as indicated in Notes 1 and 10 of the unaudited financial statements of MCRS as of and for the six months ended June 30, 2014 and 2013, CompPartners, Inc. (“CompPartners”) was acquired by MCRS on December 20, 2012 and transferred to its parent, MCMC Holdings, LLC on July 31, 2013. MCRS made the initial acquisition on behalf of MCMC Holdings, LLC as a matter of administrative convenience and expediency. CompPartners’ principal business is the operation of a medical provider network, a network of medical professionals who provide medical care for employees who have suffered a work-related injury or illness. The Company does not provide medical provider networks. Pursuant to Item 11-02(b)(6) of Regulation S-X, pro forma adjustments should give effect to events expected to continue to have a continuing impact on the registrant and are factually supportable. The Company believes that pro forma adjustments removing the revenue and expenses of CompPartners for the periods presented in Amendment No. 1 are appropriate under the circumstances and provide investors with a more accurate depiction of the operating results of the business the Company acquired.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 70

17.	Please revise your disclosure to quantify the impact of volume changes as compared to price changes in discussing the reasons for fluctuations in service revenues for each period presented. Please see Item 303(a)(3)(iii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 70, 71 and 75 of Amendment No. 1 to clarify that there were no price changes between periods and that, accordingly, fluctuations in service revenues were solely a result of volume changes.

Business

Industry, page 91

18.	You mention your “national presence” and your “experience with each state’s guidelines and requirements” on page 93. Please disclose whether there are any states in which none of your existing clients currently conducts business

In response to the Staff’s comment, the Company has added disclosure to page 94 of Amendment No. 1 disclosing that the Company’s insurance carrier clients conduct business in all states and the District of Columbia, except for the four states (North Dakota, Ohio, Washington State and Wyoming) where workers’ compensation coverage is provided

Securities and Exchange Commission	November 21, 2014

through state programs and insurance through private insurance companies is not allowed. The Company advises the Staff that, because it conducts business in all but four states, the Company believes that it is still accurate to refer to its “national presence.”

Information Technology, page 99

19.	Please explain the term “EDI reporting” on page 99.

In response to the Staff’s comment, the Company has added disclosure to page 101 of Amendment No. 1 explaining that electronic data interchange reporting allows participants to exchange documents and data electronically based on a shared technology standard.

Clients, page 100

20.	Where you reference ratings with respect to your major clients, please briefly discuss what the ratings measure, the rater’s rating structure, and what a particular rating says about the company’s condition.

In response to the Staff’s comment, the Company has added disclosure to page 104 of Amendment No. 1 discussing what financial strength ratings of insurance companies measure, the independent rating agencies’ rating structure and what a particular rating says about a company’s condition.

21.	Please file your agreements with Zurich Insurance Group Ltd. and Scottsdale Insurance Company as exhibits to the registration statement. Alternatively, please explain to us why you do not consider these agreements to be material.

The Company believes that its agreements with Zurich Insurance Group Ltd. (“Zurich”) and Scottsdale Insurance Company (“Scottsdale”) are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K because each such agreement was made in the ordinary course of the Company’s business of providing brokerage and policyholder services and claims administration services in the workers’ compensation marketplace, and the Company is not “substantially dependent” on such agreements. Accordingly, the Company believes that these agreements do not constitute material contracts required to be filed under Item 601(b)(10) of Regulation S-K.

The services provided by the Company to Zurich and Scottsdale pursuant to the agreements are ordinary course services performed by the Company and are the same types of services the Company performs for its other customers. Further, the Company believes that none of the Company’s agreements with Zurich and Scottsdale falls into the categories set forth in subparagraphs (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K, which would require its filing as an exhibit despite the fact that it was made in the ordinary course of the Company’s business. More specifically, the Company is not “substantially dependent” upon any of these agreements as described in Item 601(b)(10)(ii)(B) of Regulation S-K. Neither Zurich nor Scottsdale represents a “major part” of the Company’s services. While Zurich has historically represented a larger portion of the total revenues and total fee income of the Company, Zurich accounted for only 19% of the Company’s total revenues and 24% of the Company’s total fee income for the nine months ended September 30, 2014. Similarly, the

Securities and Exchange Commission	November 21, 2014

Company has been providing services to Scottsdale since April 2014, and Scottsdale accounted for less than 10% of the Company’s total revenues and total fee income for the nine months ended September 30, 2014. In addition, the Company expects that the portion of its total revenues and total fee income represented by Zurich or Scottsdale will decrease further for future periods as the Company is currently in the process of adding new insurance carrier clients. Furthermore, the Company believes that the central role it occupies in the underwriting, production and administration processes of its insurance carrier clients through its independent agency relationships reduces its dependence on any one carrier relationship. Accordingly, the Company believes that each of its agreements with Zurich and Scottsdale, as an ordinary course agreement, is not an agreement required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K.

Management Board Composition and Independence, page 112

22.	Please identify each independent director.

In response to the Staff’s comment, the Company has added disclosure to page 114 of Amendment No. 1 identifying Mr. Shanfelter as an independent director and Messrs. Smith and Walsh, who are currently director nominees, as directors that will be independent.

Patriot National, Inc.: Audited Combined Financial Statements

Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Significant Accounting Policies, page F-7

23.	Please tell us how your presentation of historical information for activity associated with GUI contracts as discussed in the second paragraph on page F-7 is appropriate. Reference for us the authoritative literature you rely upon to support your accounting and presentation. At a minimum, in your response tell us:

•	Why net losses attributable to revenues and expenses associated with GUI contracts and certain assets acquired and liabilities assumed are recorded as increases to retained earnings;

•	Whether, and if so how, the net losses attributable to revenues and expenses for the GUI contracts are reflected in your historical and pro forma statements of operations;

•	Why the assets and liabilities associated with the GUI contracts are not reflected on your historical balance sheets; and

•	Why the cash flows associated with the GUI contracts are reflected as separate adjustments in your cash flow statements.

The Company advises the Staff that its presentation of historical information for activity associated with the GUI contracts was based upon guidance provided in a December, 2006 speech made by Leslie Overton, Associate Chief Accountant in the Commission’s Division of Corporation Finance, entitled “Accounting and Reporting Issues for an IPO in Connection with a Merger of Entities under Common Control.” The guidance in the speech indicates that the merger should be reflected in the historical financial statements “only if (1) the merger has

Securities and Exchange Commission	November 21, 2014

occurred during the historical periods presented or (2) the combined companies will (a) become a consolidated group by the time of effectiveness of the IPO registration statement and (b) the transactions through which the entities will become a consolidated group will be accounted for as a reorganization of entities under common control […]” (emphasis added).

Because the GUI transaction was consistent with this fact pattern (that is, it was a merger between entities under common control and occurred on August 6, 2014, which was after the date of the most recent balance sheet of the Company included in the initial confidential submission but before the effective date of the Registration Statement), the Company has included the revenues and expenses attributable to the GUI contracts and certain acquired assets and liabilities assumed retroactively in the statements of operation of the Company for all periods presented. The assets and liabilities and the cash flows associated with GUI were not included in any of the balance sheets or cash flow statements because the transaction had not yet occurred as of the most recent balance sheet date.

Because the Registration Statement has been updated to include the combined financial statements as of and for the nine months ended September, 30 2014, the Company has restated all of its historical financial statements to retroactively reflect the assets and liabilities, revenues and expenses and cash flows associated with the GUI contracts and certain assets acquired and liabilities assumed. Accordingly, the Company advises the Staff with regards to bullet points 1 – 4 of the Staff’s comment:

•	The net losses attributable to revenues and expenses associated with the GUI contracts and certain assets acquired and liabilities assumed are now reflected in retained earnings on a combined basis with the Company and its other subsidiaries in the Company’s combined financial statements for the nine months ended September 30, 2014 and 2013 and the year ended December 31, 2013 and 2012 for all periods presented.

•	The net losses attributable to revenues and expenses for the GUI contracts and certain assets acquired and liabilities assumed are now reflected in the historical balance sheets, statements of cash flow and statements of shareholders’ equity as well as the statements of operation for the Company in the Company’s combined financial statements as of and for the nine months ended September 30, 2014 and 2013 and the year ended December 31, 2013 and 2012 for all periods presented.

In addition, the pro forma financial statements have been updated to September 30, 2014 and have been revised from the June 30, 2014 pro forma statements for the following:

•	To remove the GUI Acquisition column of the pro forma balance sheet as of September 30, 2014 because the GUI assets acquired and liabilities assumed are now reflected in the historical Company column.

•	The pro forma statements of operation for the nine months ended September 30, 2014 and 2013 and the year ended December 31, 2013 reflect the impact of the additional debt incurred to finance the GUI Acquisition for the periods presented. The historical results of GUI were already included in the historical Company column of the pro forma statements of operation and thus have not been reflected as a pro forma adjustment.

Securities and Exchange Commission	November 21, 2014

•	The assets and liabilities associated with the GUI contracts and certain assets acquired and liabilities assumed are now reflected retroactively in the Company’s historical balance sheets for all periods presented.

•	The cash flows associated with the GUI contracts and certain assets acquired and liabilities assumed are now included in the historical cash flow statements of the Company for all periods presented.

24.	In the third paragraph you indicate that SPV2 is presented in your combined financial statements for all periods presented because it is an entity under common control. Please tell us how that statement is appropriate when you appear to present the balance sheet accounts of SPV2 as a pro forma adjustment on page 51. If you do not present the accounts of SPV2 in your financial statements, please tell us why not.

The Company advises the Staff that, as discussed in its response to the Staff’s Comment 11, SPV2 had no liabilities and had no activity during any of the periods presented in the Company’s historical financial statements. As SPV2 only held an asset, the Company deemed it to be an asset acquisition. The Company has revised its disclosure in the third paragraph of Note 1 clarify this, and has reflected the acquisition of SPV2’s asset in the September 30, 2014 balance sheet at its historical cost basis on the date of the transaction because it was acquired from an entity that is under common control with the Company.

Significant Accounting Policies

Revenue Recognition, page F-8

25.	Please tell us why it is appropriate to recognize revenue associated with the servicing of workers’ compensation policies upon the effective date of the related insurance policy as stipulated in the last paragraph on page F-8 instead of over the period which the services are provided. Reference for us the authoritative literature you rely upon to support your accounting.

The Company advises the Staff that the brokerage and policyholder services provided by the Company in consideration for service fees are, in all material respects, provided prior to the issuance or renewal of the relevant policy. With respect to fee income received from GIC, GIC records written premium on the effective date of the relevant policy based on the estimated total premium for the term of the policy and, accordingly, the Company believes that it is appropriate, in accordance with ASC 605—Revenue Recognition, and SEC Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, to recognize fee income from GIC, a related party, on the effective date of the related insurance policy, reduced by an allowance for estimated commission income that may be returned by the Company to GIC due to net reductions in estimated total premium for the term of the policy, principally associated with mid-term policy cancellations. For third party insurance company customers who record written premium as premium is collected, the Company recognizes fee income as the premium is written and collected, reduced by an allowance for estimated commission

Securities and Exchange Commission	November 21, 2014

income that may be returned by the Company to third party customers due to net return of premiums previously written and collected. The income effects of subsequent premium adjustments are recorded when the adjustments become known.

Pursuant to SAB No. 104, revenue generally is earned and realized or realizable when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists

•	The Company believes that its customary practice of providing its services pursuant to a written program administrator agreement constitutes persuasive evidence of an arrangement.

•	Services have been rendered

•	The Company believes that the services provided have been rendered, in all material respects, at the date of revenue recognition. Pursuant to the program administrator agreement with both GIC and third party insurance company customers, the Company’s primary obligations include (i) soliciting new and renewal business on behalf of the customers, (ii) rating and quoting policies of insurance, (iii) issuing and delivering the policy and certificates of insurance to the insured and (iv) declining, cancelling, renewing or non-renewing policies in accordance with applicable underwriting guidelines.

•	The seller’s price to the buyer is fixed or determinable

•	The Company believes that its price is fixed and determinable pursuant to the terms of the written program administrator agreement.

•	Collectibility is reasonably assured

•	The Company believes that collectability of revenue is reasonably assured. The Company maintains, as necessary under the circumstances, an allowance for uncollectible accounts receivable, as well as an allowance for (i) estimated commission income that will be returned by the Company to GIC due to net reductions in estimated total premium for the term of the policy, principally associated with mid-term policy cancellations and (ii) estimated commission income that will be returned by the Company to third party insurance company customers due to net return of premiums previously written and collected for each period presented.

The Company has revised the disclosure on pages 66, 67, 83 and F-9 of Amendment No. 1 to clarify that recognized fee income is reduced by an allowance for estimated fee income that may be returned by the Company due to net reductions or returns of premiums. In addition, the Company has recorded such allowance in its combined financials statements as of and for the nine months ended September 30, 2014 and 2013 and the year ended December 31, 2013 and 2012 as a reduction in fee income and fee income from related party and a corresponding reduction in fee income receivable and fee income receivable from related party.

Securities and Exchange Commission	November 21, 2014

Income Taxes, page F-10

26.	In the penultimate paragraph in this policy note you indicate that you do not provide for federal income taxes attributable to Patriot Captive Management because it is domiciled outside the U.S. and is not subject to U.S. federal income taxes. Please revise this disclosure, if true, to indicate that you do not provide deferred taxes on undistributed earnings of foreign subsidiaries because you intend to permanently reinvest those earnings and provide the additional disclosures required by ASC 740-30-50-2c.

The Company advises the Staff that it does not maintain a deferred tax asset for the cumulative excess of the tax basis over the financial reporting basis in its investment in Patriot Captive Management, which was $108,000 as of September 30, 2014, as it is deemed by the Company as permanent in duration. It is the intention of the Company to reinvest the earnings, if any, of Patriot Captive Management back into those operations. For the nine months ended September 30, 2014 and the year ended December 31, 2013, the Company did not record a federal income tax benefit on approximately $53,000 and $67,000, respectively, of losses reported by Patriot Captive Management, which represented increases the excess of the tax basis over the financial reporting basis of the Company’s investment in Patriot Captive Management. For the year ended December 31, 2012, the Company did not record a federal income tax expense on approximately $12,000 of income reported by Patriot Captive Management, which represented an increase in the excess of the financial reporting basis over the tax basis of the Company’s investment in Patriot Captive Management.

Additionally, for all periods presented, the Company did not make a provision for foreign withholding taxes or maintain a deferred tax asset or liability for foreign withholding taxes that may be attributable to Patriot Captive Management’s net income (losses) detailed above, as the Company believes it is not practicable to estimate such amounts.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-12, F-13 and F-43 to indicate that it intends to permanently reinvest the earnings of Patriot Captive Management and to provide the additional disclosures required by ASC 740—Income Taxes, Section 740-30-50-2c.

Segment Considerations, page F-12

27.	Please revise your disclosure to provide revenue for each service or group of service as required by ASC 280-10-50-40.

In response to the Staff’s comment, the Company has expanded its disclosure for Segment Considerations on page F-14 of Amendment No. 1 to provide revenue for each service or group of service as required by ASC 280—Segment Reporting, Section 280-10-50-40.

Note 11: Subsequent Events

Acquisition of PCM, page F-27

28.	You disclose that you valued your common stock issued in the acquisition of MCRS Holdings, Inc. at $14 million. It appears from disclosures elsewhere in the filing that you have also issued warrants. We may have additional comments on your accounting for equity issuances including any stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Securities and Exchange Commission	November 21, 2014

The Company advises the Staff that the fair value of $14.0 million, as disclosed in the footnotes, was an estimated fair value, based on the Company’s estimate of proceeds from the sale of the MCMC Units. The estimated fair value was subsequently updated by the Company to $21.6 million. The fair value calculation is further described in the Company’s response to the Staff’s Comment 10.

The Company advises the Staff that it did not issue any warrants in connection with the acquisition of PCM. The Company issued warrants to its lenders in connection with the Reorganization on November 27, 2013 and to its lenders in connection with the GUI Acquisition on August 6, 2014.

The Company acknowledges that the Staff may have additional comments regarding its accounting for equity issuances, including any stock compensation and beneficial conversion features. Once the Company has an estimated offering price it will provide additional analysis to the Staff explaining the reasons for the differences between recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price.

MCRS Holdings, Inc.: Audited Consolidated Financial Statements

Consolidated Balance Sheets, page F-51

29.	Please revise the footnotes to these financial statements to disclose the nature of the long-term contingent payments liability and the accounting therefor. Separately reference for us the authoritative literature relied upon to support the accounting.

In response to the Staff’s comment, the Company has added disclosure to pages F-67 and F-82 of Amendment No. 1 disclosing the nature of the long-term contingent payments liability and the accounting therefor. The Company advises the Staff that, as reflected in such additional disclosure, it has relied upon ASC 805—Business Combinations, Section 805-20-25 to support such accounting. ASC 805 requires that contingent consideration arrangements assumed by the acquirer in a business combination be recognized initially at the acquisition-date fair value. The consideration the acquirer transfers in exchange for the acquiree includes any asset or liability resulting from a contingent consideration arrangement. Contingent consideration is defined as an obligation of the acquirer to transfer additional assets or equity interests to the former owners of an acquiree as part of the exchange for control of the acquiree if specified future events occur or conditions are met. Additional consideration was due to the former owners of MCRS if certain contracts were renewed by the year 2019. MCRS evaluated the likelihood of the events occurring and estimated the fair value of this liability based on that assessment.

* * * * * * *

Securities and Exchange Commission	November 21, 2014

Please do not hesitate to call Lesley Peng at (212) 455-2202 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Daniel Greenspan
Christina De Rosa
Mark Brunhofer
Christine Torney

Patriot National, Inc.
Steven M. Mariano
Christopher A. Pesch

Gibson, Dunn & Crutcher LLP
Glenn R. Pollner